                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                   FORM 10-SB



                   GENERAL FORM FOR REGISTRATION OF SECURITIES

                            OF SMALL BUSINESS ISSUERS



       Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                          TREASURY INTERNATIONAL, INC.

                 (Name of Small Business Issuer in its Charter)



     Delaware                                          98-0160284

-----------------------                         -------------------------

State of Incorporation                          I.R.S. Employer I.D. No.

1181 Finch Avenue West, Unit 21

North York, Ontario, Canada                        M3J 2V8

-------------------------------                 -------------------------

 Address of Principal                             (Zip Code)

 executive offices)



Issuer's telephone number: (416) 663-4194

                           ---------------



Securities to be registered under Section 12(b) of the Act:



      Title of each class                 Name of each exchange on which

      to be so registered                 each class is to be registered



              N/A                                       N/A

   -------------------------               -----------------------------

Securities to be registered under Section 12(g) of the Act:



                                  Common Stock

--------------------------------------------------------------------------------

                                (Title of Class)







                                   Page 1 of 80

                               Exhibit Index is on

                INFORMATION REQUIRED IN REGISTRATION STATEMENT



                                    PART I



ITEM 1.     DESCRIPTION OF BUSINESS.



A. BUSINESS DEVELOPMENT.



            Treasury International, Inc. was incorporated in the State of

Delaware on August 18, 1995, at which time it acquired all of the issued and outstanding shares of J.J.A.M.P Treasury International Corp. ("JJAMP"), a

Canadian company which has been operating as "Treasury International" since its incorporation on September 29, 1993. This acquisition was accomplished through the issuance of 8,023,812 shares of the Company's common stock, pro rata, to the holders of all of the issued and outstanding shares of JJAMP's stock. The

Company conducts business directly and through its JJAMP subsidiary, and unless the context indicates otherwise, JJAMP and Treasury International are referred to collectively herein as the "Company".



B. BUSINESS OF ISSUER.



            Brief Description of the Company's Business. The Company is in the

            -------------------------------------------

business of marketing and distributing non-pharmaceutical products in South

America and other emerging markets. It has developed and implemented a strategy to source, purchase, market and distribute in South America non-pharmaceutical branded and private label merchandise which enables distributors and their retailers to obtain product quickly and at competitive prices.



            The success of the Company's business is largely dependent upon the active participation of James Hal (a/k/a James Halioua), its Chairman and Chief

Executive Officer, who devotes a substantial, but not all, of his business time to the Company's affairs. The Company has no employment agreement with Mr. Hal nor any "key man" insurance on Mr. Hal's life, and in the event his services are lost for any reason whatsoever the Company's business likely would suffer materially. There can be no assurance that the Company would be able to employ qualified person(s) on acceptable terms to replace Mr. Hal.



            The Company's ability to realize sufficient cash flow to cover its overhead for the next 12 months is dependent primarily upon the extent to which the products for which it has obtained the exclusive South American rights are accepted as less expensive substitutes for better known brands by consumers. No assurance can be given as to such acceptance. Accordingly, the Company may be unable to generate sufficient revenues or attain the profitability necessary to remain in business.



            The Company requires substantial additional funds to finance its business activities on an ongoing basis and its proposed expansion thereof. Therefore, the Company intends to seek additional financing, to be allocated principally to advertising, promotion and working capital applications. The Company has not yet formulated its plan to obtain, and it has received no commitment for, such additional financing. Any such additional funding likely will result in a material and substantial dilution to the Company's then existing shareholders. If adequate funds are not available,

the Company may be required to delay, reduce or eliminate marketing and other operating expenses and otherwise limit its operations to those that can be financed from cash on hand. The Company may be compelled to obtain funds by pledging or relinquishing material rights to its assets that it otherwise would not give up. No assurance can be given that any necessary additional financing can be obtained when needed on terms which are affordable by the Company, if at all.



            Principal Products. The Company has obtained exclusive or

            ------------------

non-exclusive South American distribution rights for approximately 225 non-pharmaceutical and consumer products within the following categories:

cosmetics, hair care products, band-aids, condoms, razors, cleaning products and batteries. Examples of products to which the Company has obtained exclusive

South American distribution rights include the following:



            (a)   Naturelli Shampoo and Conditioner;

            (b)   Manicare Cosmetic & Personal Hygiene Accessories;

            (c)   Ideal Band Aids;

            (d)   Kama Sutra Premium Latex Condoms;

            (e)   Bond Disposable Razors;



            (f)   Spot Shot Rug Shampoo;

            (g)   Smart Knife; and



            (h)   Tadiran Tadicell Alkaline Battery Products.



            Distribution Methods. The Company typically sources its products

            --------------------

from either the manufacturer or the manufacturer's distributors. The Company arranges for their delivery to the Company's distributors and independent sales agents, who sell the Company's products in local markets to retailers and others.



            The Company has informal arrangements with fourteen (14) independent sales representatives. Eight (8) of such independent sales representatives provide direct distribution throughout South America and six (6) independent sales representatives service Kuwait, Israel, France, Spain, Morocco and England.



            Although the Company has embarked on the development of similar distribution arrangements in markets in Africa and other emerging markets, no assurance can be given that such expansion efforts will be successful.



            Dependence on Principal Suppliers. The Company is heavily dependent

            ---------------------------------

on a small number of suppliers, including the following manufacturers and distributors, with whom the Company has entered into distribution agreements covering Latin America:



            (a)   National Home Products, Ltd.;

            (b)   Manicare Divisional AAI;

            (c)   Bernco Inc.;

            (d)   Tadiron Electronics Industries, Inc.; and

            (e)   Smart Tools Limited.



            Dependence on Two Distributors and Two Customers. The Company sells

            ------------------------------------------------

directly to two (2) major retail chain distributors who together distribute various products to approximately 1,300 retail stores and accounted, in the aggregate, for about 70% of the Company's sales in fiscal 1995 and 86% in fiscal year 1994. The balance of the Company's sales is derived from approximately thirty (30) smaller account distributors. The Company also is dependent on two customers, each of which accounts for more than 10%, and in the aggregate accounted for approximately 75%, of the Company's sales in 1995. The loss of either of such distributors or customers would be extremely detrimental, and could be fatal, to the Company's business.



            Competition. There is virtually no barrier to entry into the

            -----------

Company's business and, accordingly, the Company must survive intense competition in terms of the marketing, pricing and selling of similar products produced by different manufacturers. The Company must compete in terms of advertising and promotion, name recognition, reliability, price, packaging and consumer appeal. Virtually all of the Company's actual and potential competitors have greater marketing, financial and personnel resources than the Company and many are well established companies with international reputations for success in the marketing of consumer products. Certain of these competitors, such as

Proctor & Gamble, dominate the consumer product market in the United States and could, if they chose, dominate the Company's targeted markets of South America and other developing regions.



            Government Approvals and Licenses. Although the Company believes it

            ---------------------------------

and its suppliers, distributors and independent salesman have all necessary governmental approvals, licenses, permits and certificates, the uncertain political, economic and social climates in many of the countries in which the

Company markets its products could lead to the imposition of much stricter requirements regarding the importation and selling of the Company's products.

Should one or more of the countries in which the Company markets its products impose significantly greater tariffs, import taxes or other restrictions,

limitations or conditions, of either a monetary or non-monetary nature, on the importation of the Company's products, there would be a material adverse impact upon the Company's operations and financial results and could cause such a deterioration of the Company's business that it would no longer be viable.

            Currency, Foreign Exchange and Banking. The Company requires that

            --------------------------------------

all payments to it for its products be made in United States Dollars through world prime banks. The Company believes, although no assurance can be given,

that it has further reduced the risks inherent in international trade by contracting with the Export Development Corporation ("EDC"), a Canadian Crown

Corporation of the Government of Canada, which provides insurance, guarantees and export financing to the Company, thereby facilitating the sale of the

Company's goods and services abroad.



            Although there are presently no currency exchange controls in South

America, Africa and other emerging markets in which the Company does, or contemplates that it may conduct, business, no assurance can be given that such controls will not be imposed in the future.



            Research and Development Costs. During its last two fiscal years,

            ------------------------------

the Company has made no expenditures on account of research and development.



            Employees. The Company has five (5) full-time employees. The

            ---------

Company's employees have educational, financial and/or family roots in many of the countries being served or developed. Those employees are able to communicate fluently in one or more of the following languages: English, Spanish, French,

Portuguese, Italian, Arabic and Hebrew.



            The Company has informal arrangements with fourteen (14) independent sales representatives. Eight (8) of such independent sales representatives provide direct distribution throughout South America and six (6) independent sales representatives service Kuwait, Israel, France, Spain, Morocco and England.



ITEM 2.     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL

            CONDITION AND RESULTS OF OPERATIONS.



      (a)   GENERAL:

            --------



            UNCERTAINTY OF FUTURE FINANCIAL RESULTS: The Company's ability to realize sufficient cash flow to cover its overhead for the next 12 months is dependent primarily upon the extent to which the products for which it has obtained the exclusive South American rights are accepted as less expensive substitutes for better known brands by consumers. No assurance can be given as to such acceptance. Accordingly, the Company may be unable to generate sufficient revenues or attain the profitability necessary to remain in business.



            NEED FOR SUBSTANTIAL ADDITIONAL FUNDS: The Company requires substantial additional funds to finance its business activities on an ongoing basis and its proposed expansion thereof. Therefore,

the Company intends to seek additional financing, to be allocated principally to advertising, promotion and working capital applications. The Company has not yet formulated its plan to obtain, and it has received no commitment for, such additional financing. Any such additional funding likely will result in a material and substantial dilution to the Company's then existing shareholders.

If adequate funds are not available, the Company may be required to delay,

reduce or eliminate marketing and other operating expenses and otherwise limit its operations to those that can be financed from cash on hand. The Company may be required to obtain funds by pledging or relinquishing material rights to its assets that it otherwise would not give up. No assurance can be given that any necessary additional financing can be obtained when needed on terms which are affordable by the Company, if at all.



      (b)   FULL FISCAL YEARS:

            -----------------



            RESULTS OF OPERATIONS FOR THE FISCAL YEAR ENDED

            JANUARY 31, 1996.



            During fiscal 1995 the Company's sales increased by 66% to

$1,110,736 from $669,718 in fiscal year 1994, and net income increased by 40% to

$41,665 from $29,735 in fiscal year 1994. The increased sales were attributable to greater distribution throughout South America and Central America. The

Company sells directly to two (2) major retail chain distributors who together distribute various products to approximately 1,300 retail stores and accounted,

in the aggregate, for about 70% of the Company's sales in fiscal 1995 and 86% in fiscal year 1994. The balance of the Company's sales is derived from approximately thirty (30) smaller account distributors. Although the Company has only recently achieved profitability, it is expected, although no assurances can be given, that it will experience continued growth in its fiscal year ending

January 31, 1997 and that it will be able to both increase its share of current markets and expand into new markets in Latin American and other emerging markets. The cost to the Company of the products sold has been consistent over the last two fiscal years at 60.1% of sales during fiscal year 1995, down from

60.8% of sales in 1994. The Company's attention to buying is reflected in its gross profit, which improved marginally in 1995 to 39.9% of sales as compared to

39.2% of sales in 1994. The Company's operating, general and administrative expenses increased slightly in 1995 to $392,594 or 35.4% of sales, as compared to $230,051 or 34.51% of sales in fiscal 1994.



            Current assets totalled $1,168,590 in fiscal 1995 as compared to

$164,704 in fiscal 1994. At year-end 1995, cash and short-term deposits were

$292,611 and accounts receivable totalled $180,304; 70% of such 1995 and 1994 receivables was due from the Company's two major distributors, and the balance was due from the Company's other distributors. During each of the last two years,
the Company has granted its distributors payment terms ranging from 60 days to

90 days. The Company has no bad debts.



            Deferred costs in the amount of $565,013, which will be amortized over a period of four (4) years, consist of expenditures incurred for the development, expansion and progress of the Company and more particularly for the services to be rendered in sourcing, reviewing, inspecting and negotiating potential acquisitions. Accounts payable have been reduced to $49,317 from

$101,565 in fiscal 1994. No loans or advances were made by shareholders to the

Company in fiscal 1995 and all outstanding debts owed to shareholders, on account of loans/advances made in fiscal year 1994 were converted to equity interests in the Company.



            RESULTS OF OPERATIONS FOR THE FISCAL YEAR ENDED

            JANUARY 31, 1995.



            On August 18, 1995, the Company acquired, effective August 1, 1995,

all of the outstanding capital stock of J.J.A.M.P. Treasury International Corp.

("JJAMP"). From September 1993 to September 1994, the directors and officers of

JJAMP (the Company's predecessor) developed product sourcing, purchasing,

marketing and distribution strategies for the exclusive distribution of products in South American markets. JJAMP successfully negotiated a license to distribute its first branded product line and commenced operations with its first sales in

October, 1994. The first four months of operations ended January 31, 1995, which date was chosen to be JJAMP's fiscal year end. The results of JJAMP's operations for fiscal year ended January 1995 ("fiscal 1994") will be compared herein to the first four months of its operations, ended January 31, 1994 ("fiscal 1993").



            During its fiscal year ended on January 31, 1995, JJAMP's sales increased to $669,718 from $144,724 ($434,172 annualized) for the four months in fiscal year 1994. This increase was directly attributable to JJAMP's sourcing of additional product lines and increasing its main manufacturing sources from one to eight, representing approximately 225 products. Cost of sales as a percentage thereof was slightly lower in fiscal 1994 at 61% of sales compared to 62% of sales during the four months from inception to January 31, 1994. Gross profit as a percentage of sales slightly increased to 39% from 38.1% during the prior period. Operating, general and administrative expenses for fiscal 1994 were

$230,051 as compared to $92,028 ($368,112 annualized) for the four months ended

January 31, 1994. The higher costs during the prior period were directly attributable to start-up costs. Net income for fiscal 1994 was $29,735, compared to a loss of $37,907 ($113,721 annualized) for the four months ended January 31,

1995. JJAMP recorded a deficit of $8,172 for fiscal 1994, as compared to a deficit of $37,907 ($113,721 annualized) for the four months ended January 31,

1995.

            Current assets totalled $164,704 as at the end of fiscal 1994,

compared to $70,084 as at January 31, 1994. Accounts receivable for fiscal 1994 totalled $68,349, of which 85%, or about $58,100, was due from the Company's two major distributors and the balance (15%, or $10,250) was due from about 25 other distributors. This compared to total receivables of $29,050 ($87,150 annualized)

for the four months ended January 31, 1994 with roughly the same percentile ratio between the two largest distributors and other distributors. Payment terms established by JJAMP ranged from 60 to 90 days for both periods and JJAMP had no bad debts in either period. Accounts payable for fiscal 1994 were $101,565,

compared to $47,201 ($141,603 annualized) for the four months ended on January

31, 1994. In each period, accounts payable were incurred primarily for the purchase of inventory.



ITEM 3.     DESCRIPTION OF PROPERTY.



      (a) OPERATING LOCATIONS: The Company has no ownership interest in any real property. It presently leases from a third party 2,500 square feet of office and warehouse space at 1181 Finch Avenue West, Unit 21, North York, Ontario, Canada,

pursuant to an oral lease with a term ending October 31, 1997, providing for monthly rent of $CDN1,583.06. The Company does not anticipate changing its present leasing situation or purchasing any real property in the near future.



      (b)   INVESTMENT POLICIES:  The Company has no limitations

on the amounts which it may invest in any one investment or type of investment.  This policy may be changed without a vote of the shareholders.



            The Company has no investment in real estate, real estate mortgages,

real estate secured securities or publicly traded securities nor does it have any investment in persons or companies primarily devoted to such investments,

and it is not the policy of the Company to make investments for the purpose of capital gain or passive income. Presently, all available monies are being used for day to day operations, marketing and promotion of its products.

ITEM 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND

            MANAGEMENT.



      (a)   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS:

            -----------------------------------------------



            The following table sets forth certain information regarding the ownership of the Company's Common Stock (being the Company's only voting securities) which are deemed under the current rules of the Securities and

Exchange Commission to be beneficially owned by any person (including any

"group" as that term is used in Instruction No. 7 to S-B Item 403) known by the

Company to be the beneficial owner of more than 5% of the Common Stock of the

Company as of April 30, 1996. Except as otherwise indicated, the Company has been advised that all individuals listed below have the sole power to vote and dispose of the number of shares set forth opposite their names.



                               BENEFICIAL

                              OWNERSHIP OF

NAME AND ADDRESS              COMMON STOCK             PERCENT OF CLASS

----------------              ------------             ----------------

James Hal                     12,000,012(1)                   65%

56 Theodore Place

Thornhill, Ontario

Canada L4J 834



Cede & Co.                     1,841,800                      15%

Box # 20

Bowling Green Station

New York, N.Y. 10004



----------

(1)   Includes currently exercisable options to purchase 4,000,000 shares of

      Common Stock. If such options were exercised, Mr. Hal would own beneficially 74% of the Common Stock outstanding.



      (b)   SECURITY OWNERSHIP OF MANAGEMENT:



            The following table sets forth certain information regarding the ownership of the Company's Common Stock (being the Company's only voting securities) which are deemed under the current rules of the Securities and

Exchange Commission to be beneficially owned by the Company's executive officers and directors, individually, and all executive officers and directors as a group, as of April 30, 1996. Except as otherwise indicated, the Company has been advised that all individuals listed below have the sole power to vote and dispose of the number of shares set forth opposite their names.





                                                                               % of Class if

                                 Number of                                       Options

Name, Title and Address           Shares        % of Class   Options  Granted    Exercised

-----------------------           ---------     ----------   ------------------  -----------

                                                                           (d)

                                                                           ---




James Hal                         8,000,012        65%       4,000,000                  74%

(President & Director)

56 Theodore Place

Thornhill, Ontario

Canada L4J 834



Howard Halpern                    50,600(a)        (e)       110,000                    1%

(CFO, Executive Vice

President and Director)

160 Theodore Place

Thornhill, Ontario

Canada, L4J 8E3



Robert Abourmad                      600(b)        (e)       10,000                     (e)

(Director)

87 Bayhampton Crescent

Thornhill, Ontario

Canada L4J 4Y2



Mark Halioua                      20,700(c)        (e)       10,000                     (e)

(Director)

147 Beverly Glen Blvd.

Thornhill, Ontario

Canada L4J 4Y2



Nathalie Elfassy                          0         0        10,000                     (e)

(Treasurer)

7460 Bathurst Street

Unit # 607

Thornhill, Ontario

Canada M2R 3A2



Executive Officers                8,071,912        66%       4,140,000                  75%

 & Directors as a

 Group (5 persons)






----------------------------------

(a)   Includes 50,000 shares owned by his wife and 300 shares owned by his daughter.



(b)   Includes 300 shares owned by his wife.



(c)   Includes 300 shares owned by his wife.



(d)   Represents options exercisable currently or within 60 days.



(e)   Represents less than 1%.

      (c)   CHANGES IN CONTROL:



            There are no arrangements known to the Company which may result in a change in control of the Company.



ITEM 5.     DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL

            PERSONS.



      (a) OFFICERS AND DIRECTORS: The following table provides information

          ----------------------

concerning each executive officer and director of the Company. All directors hold office until the next annual meeting of shareholders or until their successors have been elected and qualified.



                              Age               Title

                              ---               -----

James Hal                     33                Chairman of the

                                                Board, Chief

                                                Executive Officer

                                                and President



Howard Halpern                36                Chief Financial

                                                Officer, Executive

                                                Vice President



Nathalie Elfassy              27                Treasurer



Mark Halioua                  41                Director



Robert Abourmad               44                Director



            JAMES HAL has been Chairman of the Board, Chief Executive

Officer and a Director of the Company since its inception in

October 1993.  Mr. Hal was the President and Chief Financial Officer of

J.J.A.M.P. Treasury International Corp. from its inception in

September 1993 through its acquisition by the Company in August

1995.  From 1983 to 1993, Mr. Hal was the President of Keloua

Imports Ltd. of Concord, Ontario, Canada, a company involved in sourcing and importing various products.  Mr. Hal is also known as

Mr. Halioua.



            Other directorships:  Gaming Lottery Corp. (1992 to

present) and Le Print Express, Inc. (1992 to present).



            HOWARD HALPERN has been Chief Financial Officer and Executive Vice

President of the Company since April 15, 1996. From 1989 until July, 1992 he was the controller of Merisel Canada, Inc., a company involved in the wholesale sale of personal computers and having approximate annual sales of $285,000,000 and

270 employees. Since July 1992, he has been in business as a Chartered

Accountant offering taxation, financial and management consulting services.



            Other directorships:  None.

            NATHALIE ELFASSY has been the Treasurer of the Company since August

18, 1995. From 1993 to 1994 she was the Manager of Information Systems for

Universal Exports of North York, Ontario, Canada. From 1988 to 1992, she was the

Program Manager, Computer Systems, of BMW Corporation of Toronto, Canada.



            ROBERT ABOURMAD has been a Director of the Company since

August 18, 1995.  From 1986 to 1990, he was the Plant Manager of

Pascal Hardware & Furniture Stores in Montreal, Quebec, Canada.

From 1990 to 1994, he was employed by Shalom Electric, Inc. of

Montreal, Quebec, Canada and from 1995 to present he has been the

President of Payless Locksmith, Inc. of Thornhill, Ontario, Canada.



            Other directorships:  None.



            MARK HALIOUA has been a Director of the Company since August 18,

1995. Since August 1988, he has been the President of National Printing Groups in Markham, Ontario, Canada.



            Other directorships:  None.



      (b)   Other Significant Employees:  None

            ---------------------------



      (c)   Family relationships:  Mark Halioua and James Hal are

            --------------------

brothers.



      (d)   Involvement in Certain Legal Proceedings:

            ----------------------------------------

            None.

ITEM 6.     EXECUTIVE COMPENSATION.



      (a) SUMMARY COMPENSATION TABLE: The following information is provided for

          --------------------------

the Company's Chief Executive Officer during the Company's last completed fiscal year. The Company had no executive officers whose total annual salary and bonus exceeded $100,000 for such year.







================================================================================================================

                              ANNUAL

                           COMPENSATION                                 LONG TERM COMPENSATION

================================================================================================================

                                                                      Securities

   Name                                      Other      Restricted    Underlying

   and       Fiscal    Annual     Annual    Annual        Stock        Options       LTIP         All Other

Position      Year     Salary      Bonus     Comp.       Awards         & SARs       Payouts     Compensation

--------     ------    ------     ------    ------      ----------    ----------

----------------------------------------------------------------------------------------------------------------


James          1995     $60,000     None      None         None        4,000,000      None           None

----------------------------------------------------------------------------------------------------------------

Hal            1994     $50,000     None      None         None          None         None           None

----------------------------------------------------------------------------------------------------------------

(CEO)          1993     $20,000     None      None         None          None         None           None

================================================================================================================




OPTIONS/SAR GRANT TABLE: The following information is provided for the Company's

-----------------------

executive officers:







=======================================================================================================

                                 OPTION/SAR GRANTS IN LAST FISCAL YEAR



                                           Individual Grants

=======================================================================================================

                           Number of              % of Total

                          Securities             Options/SARs

                          Underlying              Granted to            Exercise

      Name of            Options/SARs            Employees in            or Base         Expiration

      Grantee             Granted                Fiscal Year             Price             Date

      -------            ------------            ------------           --------         ----------

=======================================================================================================


James Hal                  4,000,000                80.32%                $.05             8/17/05

-------------------------------------------------------------------------------------------------------

Howard Halpern               110,000                 2.21%                $.05             8/17/05

-------------------------------------------------------------------------------------------------------

Nathalie Elfassy              10,000                  .20%                $.05             8/17/05

=======================================================================================================


ITEM 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.



            None.



ITEM 8.     DESCRIPTION OF SECURITIES.



      (a)   GENERAL:

            -------



            The Company has authorized 30,000,000 shares of Common Stock, par value $.0001 per share. There are issued and outstanding, as of April 30, 1996,

12,233,960 shares of Common Stock (104 holders of record).



            The Company has adopted a stock option plan for which it has reserved 10,000,000 shares of Common Stock. Options to purchase such reserved shares may be granted by a committee of directors to key employees. Each option may be exercised in whole or in part at any time within ten years of its grant at an exercise price equal to the per share, fair market value of the Company's

Common Stock as at the time of the grant of the option. At April 30, 1996,

4,980,000 options have been granted at an exercise price of $.05 per share.



      (b)   VOTING RIGHTS:

            -------------



            Each share of Common Stock entitles the holder thereof to one vote,

either in person or by proxy, at a meeting of shareholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the holders of more than 50% of the issued and outstanding shares of Common Stock can elect all of the directors of the Company.



      (c)   DIVIDENDS:

            ---------



            All shares of Common Stock are entitled to participate ratably in dividends when and as declared by the Company's Board of Directors out of the funds legally available therefor. Any such dividends may be paid in cash,

property or additional shares of Common Stock. The Company has not paid any dividends since its inception and presently anticipates that no dividends will be declared in the foreseeable future. Any future dividends will be subject to the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, the operating and financial condition of the

Company, its capital requirements, general business conditions and other pertinent facts. Therefore, there can be no assurance that any dividends on the

Common Stock will be paid in the future.

      (d)   MISCELLANEOUS RIGHTS AND PROVISIONS:

            -----------------------------------



            Holders of Common Stock have no preemptive or other subscription rights, conversion rights, redemption or sinking fund provisions. In the event of the dissolution, whether voluntary or involuntary, of the Company, each share of Common Stock is entitled to share ratably in any assets available for distribution to holders of the equity securities of the Company after satisfaction of all liabilities.



      (e)   TRANSFER AGENT:

            --------------



            The Transfer Agent for the Company is Intercontinental Register &

Transfer Agency of Boulder City, Nevada.

                                    PART II



ITEM 1.     MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S

            COMMON EQUITY AND OTHER STOCKHOLDER MATTERS.



      (a) LIMITED PUBLIC MARKET: The Company's common stock is currently on the

          ---------------------

NASDAQ Bulletin Board. According to the National Quotation Bureau, Inc., for the

period from March 18, 1996, the time that the Company's stock was approved for trading on the NASDAQ Bulletin Board through April 30, 1996, the high bid price was $1.00 and the low bid price was $.30. These quotations reflect inter dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.



            As of April 30, 1996 the Company had issued and outstanding,

12,223,690 shares of its common stock of which 4,199,878 are freely tradeable and 8,023,812 are either restricted or control securities which must be sold in accordance with Rule 144. The Company has granted options to purchase 4,980,000 shares of Common Stock, all of which are currently exercisable at a price of

$.05 per share.



      (b) NUMBER OF SHAREHOLDERS: The number of beneficial holders of the common

          ----------------------

stock of the Company, as of April 1, 1996 was 104.



      (c) DIVIDENDS: Since its inception, the Company has not declared any

          ---------

dividends on its common stock and does not anticipate paying any in the foreseeable future.



ITEM 2.     LEGAL PROCEEDINGS.



            None.



ITEM 3.     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON

            ACCOUNTING AND FINANCIAL DISCLOSURE.



            None.



ITEM 4.     RECENT SALES OF UNREGISTERED SECURITIES.



            Of the Company's 12,223,690 issued and outstanding shares of common stock:



  (i)       In August 1995, the Company issued 8,023,812 shares,

            pro rata, to the 34 shareholders of J.J.A.M.P.

            Treasury International, Inc. ("JJAMP") in exchange for all of the common stock of JJAMP.

 (ii)       In September 1995, the Company issued 2,750,000 shares

            for an aggregate price of $275,000 ($.10 per share)

            pursuant to its private placement offering made

            pursuant to the exemption from registration provided

            by Rule 504 of Regulation D promulgated under The

            Securities Act of 1933, as amended, to five (5)

            private investors, each of whom paid cash for his

            shares.



 (iii)      In October and November 1995, the Company issued

            1,449,878 shares for an aggregate price of $724,939

            ($.50 per share) pursuant to its private placement

            offering made pursuant to the exemption from

            registration provided by Rule 504 of Regulation D

            promulgated under The Securities Act of 1933, as

            amended, to 65 private investors.  Each of these

            investors paid cash for their shares, except that one

            investor rendered consulting services therefor.



            On August 18, 1995, the Company duly adopted a stock option plan pursuant to which options to purchase up to 10,000,000 shares of the Company's common stock may be granted by a committee of directors to key employees and others. Each option will have a term not to exceed ten years and will be exercisable at the per share fair market value of the Company's Common Stock as at the date of grant. Effective August 18, 1995, the Company granted to 18 persons options to purchase an aggregate of 9,270,000 shares of its common stock

(4,980,000 of which are presently exercisable) at a price of $.05 per share,

being the fair market value of such shares as at the time such options were granted. As of April 30, 1996, none of such options had been exercised.



ITEM 5.     INDEMNIFICATION OF DIRECTORS AND OFFICERS.



            Section 145 of the General Corporate Law ("GCL") of the State of

Delaware empowers a Delaware corporation, such as the Company, to indemnify its directors and officers under certain circumstances. The Company's Certificate of

Incorporation provides that the Company shall indemnify such persons to the fullest extent permitted by Delaware law.



            Insofar as indemnification for liabilities arising under the

Securities Act of 1933 may be permitted to directors and officers and controlling persons of the Company pursuant to the provisions of Delaware law or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in said Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit, or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent,

submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in said Act and will be governed by the final adjudication of such issue.



            Article Seventh of the Company's Certificate of Incorporation

provides that the Company's Directors shall not be liable to either the Company or its stockholders for monetary damages for breach of fiduciary duties unless the breach involves: (i) a director's duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) liability for unlawful payments of dividends or unlawful stock purchase or redemption by the

Company, or (iv) a transaction from which the director derived an improper personal benefit.

                                   PART F/S



ITEM 1.     FINANCIAL STATEMENTS.



      (a) The following is a list of each Financial Statement filed under Item

13 of this Registration Statement.



            1.    Audited Financial Statements consisting of the Company's

                  consolidated balance sheet as at January 31, 1996 and 1995,

                  the end of its last two fiscal years, and related statements of income, cash flow and changes in stockholder equity for the years ended January 31, 1996 and 1995, as audited by Bromberg

                  & Associates, independent certified public accountants, along with their report thereon.



            2.    Audited, Financial Statements of the Company's

                  predecessor, JJAMP consisting of JJAMP's balance sheet as at

                  January 31, 1995 and 1994 and related statements of income,

                  cash flow and changes in stockholder equity for the year ended

                  January 31, 1995 and four months ended January 21, 1994, as audited by Bromberg & Associates, independent certified public accountants, along with their report thereon.

                                TREASURY INTERNATIONAL, INC.

                                   FINANCIAL STATEMENTS

                                     JANUARY 31, 1996

                                               1177 Finch Avenue West Suite 21
   BROMBERG & ASSOCIATE                              Downsview, Ontario M3J2E9
   --------------------                                  Office: (416)663-1974
  CHARTERED ACCOUNTANTS                                     Fax: (416)630-1345

                                AUDITORS' REPORT


TO THE SHAREHOLDERS OF TREASURY INTERNATIONAL, INC.

We have audited the consolidated balance sheets of Treasury International, Inc. as at January 31, 1996 and 1995, and the consolidated statements of income retained earnings, and changes in financial position for the years then ended. These consolidated financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion of these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the corporation as at January
31, 1996 and 1995 and the results of its operations and changes in its financial position for the years then ended in accordance with generally accepted accounting principles.

                                             /s/ Bromberg & Associates
                                                 CHARTERED ACCOUNTANTS

TORONTO, CANADA
March 7, 1996

                         TREASURY INTERNATIONAL, INC.
                          CONSOLIDATED BALANCE SHEET
                           AS AT JANUARY 31, 1996
                               (U.S. DOLLARS)

                                   ASSETS

                                                    1996              1995
                                                 ---------         ---------
Current
     Cash and short term-deposits                 $292,611         $   3,401
     Accounts receivable                           180,304            68,349
     Inventories (Note 1b)                         117,838            79,496
     Prepaid expenses                                1,852             2,479
                                                ----------          --------
                                                   592,605           153,725

Non-current
     Capital (Note 1c & 4)                          10,972            10,979
     Deferred costs (Note 1d & 5)                  565,013                --
                                                ----------          --------
                                                $1,168,590          $164,704
                                                ----------          --------
                                                ----------          --------

                                    LIABILITIES

Current
     Accounts payable                               49,317           101,565
     Income taxes payable                            6,692                --
     Advances by shareholders (Note 10)                 --            71,267
                                                ----------          --------
                                                    56,009           172,832
                                                ----------          --------

                               SHAREHOLDERS' EQUITY

Share capital (Note 6)
  Authorized
     20,000,000 Common Shares at $.0001

  Issued
     12,223,690 Common Shares                        1,222                44

Contributed surplus (Note 7)                     1,077,866                --

Retained Earnings                                   33,493            (8,172)
                                                ----------          --------
                                                 1,112,581            (8,128)
                                                ----------          --------
                                                $1,168,590          $164,704
                                                ----------          --------
                                                ----------          --------


APPROVED ON BEHALF OF THE BOARD



------------------------
Director




------------------------
Director

                                    TREASURY INTERNATIONAL, INC.
                              CONSOLIDATED STATEMENT OF RETAINED EARNINGS
                                   FOR THE YEAR ENDED JANUARY 31, 1996
                                             (U.S. DOLLARS)


                                          1996            1995

BALANCE, BEGINNING OF YEAR             $ ( 8,172)        $ ( 37,907)

NET INCOME FOR THE YEAR                   41,665             29,735
                                       ---------         ----------
BALANCE, END OF YEAR                   $  33,493         $ ( 8,172)
                                       =========         ==========

                              TREASURY INTERNATIONAL, INC.
                           CONSOLIDATED STATEMENT OF INCOME
                          FOR THE YEAR ENDED JANUARY 31, 1996
                                      (U.S. DOLLARS)


                                       1996             1995

Sales                               $1,110,736       $ 669,718

Cost of Sales                          667,083         407,188

Operating, general
    and administrative expenses        392,594         230,051

Depreciation expense                     2,702           2,744
                                   -----------       ---------
                                     1,062,379         639,983
                                   -----------       ---------

INCOME BEFORE INCOME TAXES              48,357          29,735
                                   -----------       ---------

INCOME TAXES                             9,188           7,313
                                   -----------       ---------

INCOME BEFORE UNDERNOTED ITEM           39,169          22,422

INCOME TAX REDUCTION ARISING FROM
      LOSS CARRYFORWARD                  2,496           7,313
                                   -----------       ---------

NET INCOME                         $    41,665       $  29,735
                                   ===========       =========

                        TREASURY INTERNATIONAL, INC.
       CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
                     FOR THE YEAR ENDED JANUARY 31, 1996
                               (U.S. DOLLARS)

                                               1996               1995
Funds Provided

Operating Activities

      Net income                         $   41,665           $ 29,735

      Item not affecting cash
      Depreciation                            2,702              2,744
                                         ----------            --------
                                             44,367              32,479

      Net changes in non-cash operating
      elements of working capital           (195,226)           (34,516)
                                         -----------          ---------

                                            (150,859)           ( 2,037)
                                         -----------           --------

Financing Activities

      Proceeds from issue of
      Common Shares                            1,178                  -
      Advances by shareholders              ( 71,267)             10,521
      Contributed surplus                  1,077,866                  -
                                           ---------             -------
                                           1,007,866              10,521
                                           ---------             -------

Investing Activities

      Purchase of capital assets            (  2,695)            ( 5,539)
      Deferred costs                        (565,013)                 -
                                           ---------             -------
                                             567,708              ( 5,539)
                                           ---------              -------

Increase in cash and short-term
      deposits                               289,210               2,945
                                           ---------             -------

Cash and short-term deposits
Beginning of year                              3,401                 456
                                           ---------             -------

Cash and short-term deposits
End of year                                $ 292,611             $ 3,401
                                           ---------             -------
                                           ---------             -------

                                       6

                           TREASURY INTERNATIONAL, INC.
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             AS AT JANUARY 31, 1996
                                 (U.S. DOLLARS)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    (a)  Basis of consolidation:

         These consolidated financial statements include the accounts of the corporation and its wholly-owned subsidiary, J.J.A.M.P. Treasury International Corp.

    (b)  Inventories:

         Inventories are valued at the lower of cost (first-in, first-out method) and net realizable value.

    (c)  Capital assets:

         Capital assets are recorded at cost less accumulated depreciation. Depreciation is provided using the declining balance basis at the following annual rate:

                 Office furniture and equipment - 20%

    (d)  Deferred costs:

         The deferred costs are being amortized over a four year period.

2.  Incorporation:

         The corporation was incorporated on August 18, 1995 in the state of Delaware.

3.  Business combination:

         On August 18, 1995 the corporation acquired 100% of the issued and outstanding shares of J.J.A.M.P. Treasury International Corp. in exchange for 8,023,812 common shares of the corporation. The effective date of the transaction was August 1, 1995.

4.  Capital assets:

                                              1996                      1995
                            -------------------------------------    ----------
                                       ACCUMULATED        NET           NET
                            COST       DEPRECIATION    BOOK VALUE    BOOK VALUE
                           ------      ------------    ----------    ----------
    Office furniture
    and equipment         $16,822         $5,850         $10,972       $10,979

                         TREASURY INTERNATIONAL, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            AS AT JANUARY 31, 1996
                                (U.S. DOLLARS)


5.  Deferred Costs

          Deferred costs consist of expenditures incurred for the development, expansion and progress of the corporation.


6.  Statement of changes in shareholders' equity

                                 COMMON STOCK

                                                         PAID-IN
                                             SHARES      CAPITAL
                                             ------      -------
Common stock issued
in exchange for the assets
and liabilities of J.J.A.M.P.
Treasury International Corp.
in August 1995                             8,023,812      $   802

Issuance of stock in
August 1995 in connection
with a private placement
offering                                   2,750,000          275

Issuance of stock in
August, September and
October 1995 with a
private placement offering                   985,578           99

Issuance of stock in
November 1995 with a
private placement offering                   464,300           46
                                          ----------      -------
                                          12,223,690      $ 1,222
                                          ----------      -------
                                          ----------      -------


7.  Contributed Surplus

          Contributed surplus represents the premium paid on the issuance of the Common Shares.


8.  Claims and Lawsuits

          The company does not have any claims or lawsuits filed or pending against it.

                                J.J.A.M.P. TREASURY INTERNATIONAL CORP.

                                          FINANCIAL STATEMENTS

                                            JANUARY 31, 1995

                                                     7550 Torbram Road
                                                  Mississauga, Ontario
BROMBERG & ASSOCIATES                                          L4T 3L8
--------------------                              Tel.: (905) 678-6680
CHARTERED ACCOUNTANTS                              Fax: (905) 678-6884


                                 AUDITORS' REPORT

TO THE SHAREHOLDERS OF J.J.A.M.P. TREASURY INTERNATIONAL CORP.

We have audited the balance sheet of J.J.A.M.P. Treasury International Corp. as at January 31, 1995 and the statements of operations, deficit and changes in financial position for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at January 31, 1995 and the results of its operations and the changes in its financial position for the year then ended in accordance with generally accepted accounting principles.

                                                /s/ BROMBERG & ASSOCIATES
                                                    CHARTERED ACCOUNTANTS

MISSISSAUGA, Ontario
April 9, 1995

                   J.J.A.M.P. TREASURY INTERNATIONAL CORP.
                                BALANCE SHEET
                           AS AT JANUARY 31, 1995
                                (U.S. DOLLARS)

                                    ASSETS


                                                 1995                1994
                                                ------              ------
Current
     Cash                                      $  3,401            $   459
     Accounts receivable                         68,349             29,050
     Inventory (Note 1)                          79,496             29,719
     Prepaid expenses                             2,479              1,965
                                               --------            -------
                                                153,725             61,193

Non-current
     Capital                                     10,979              8,184
     Incorporation costs                             --                707
                                               --------            -------
                                               $164,704            $70,084
                                               --------            -------
                                               --------            -------


                                  LIABILITIES

Current
     Accounts payable                          $101,565           $ 47,201
     Advances by shareholders (Note 3)           71,267             60,746
                                               --------            -------
                                                172,832            107,947
                                               --------            -------

                            SHAREHOLDERS' DEFICIENCY

Share capital
  Authorized
     Unlimited Common Shares

  Issued
     60 Common Shares                                44                 44

DEFICIT
                                                 (8,172)           (37,907)
                                               --------            -------
                                                 (8,128)           (37,863)
                                               --------            -------
                                               $164,704            $70,084
                                               --------            -------
                                               --------            -------


APPROVED BY THE BOARD



---------------------------
Director




---------------------------
Director

                             J.J.A.M.P. TREASURY INTERNATIONAL CORP.

                                    STATEMENT OF DEFICIT

                                YEAR ENDED JANUARY 31, 1995

                                        (U.S. DOLLARS)


                                         1995              1994

BALANCE, BEGINNING OF YEAR            $ (37,907)        $      --

INCOME (LOSS) FOR THE YEAR               29,735           (37,907)
                                      ---------         ---------

BALANCE, END OF THE YEAR              $  (8,172)        $ (37,907)
                                      =========         =========

                   J.J.A.M.P. TREASURY INTERNATIONAL CORP.
                             STATEMENT OF INCOME
                         YEAR ENDED JANUARY 31, 1995
                                (U.S. DOLLARS)



                                              1995            1994
                                             ------          ------
Sales                                      $ 669,710       $ 144,724
                                            --------        --------
Cost of Sales                                407,188          90,019
Operating, general
     and administrative expenses             230,051          92,028
Depreciation expense                           2,744             584
                                            --------        --------
                                             639,983         182,631
                                            --------        --------
INCOME (LOSS) BEFORE INCOME TAXES             29,735         (37,907)
                                            --------        --------
INCOME TAXES                                   7,313              --
                                            --------        --------
INCOME (LOSS) BEFORE UNDERNOTED ITEM          22,422         (37,907)
                                            --------        --------
INCOME TAX REDUCTION ARISING FROM
     LOSS CARRYFORWARD                         7,313              --
                                            --------        --------
NET INCOME (LOSS)                           $ 29,735        $(37,907)
                                            --------        --------
                                            --------        --------


                     J.J.A.M.F. TREASURY INTERNATIONAL CORP.
                  STATEMENT OF CHANGES IN FINANCIAL POSITION
                         YEAR ENDED JANUARY 31, 1995
                                (U.S. DOLLARS)


                                            1995           1994

CASH PROVIDED (USED) BY (FOR)

OPERATING ACTIVITIES

  Net income (loss)                         $29,735        $(37,907)
  Item not including a cash outlay
  Depreciation                                2,744             584
                                            -------        --------
                                             32,479         (37,323)

  Net changes in non-cash working capital    34,516         (13,533)
                                            -------        --------
  Cash used for operating activities         (2,037)        (50,856)

FINANCING ACTIVITIES

  Advances by shareholders                   10,521          60,746
  Share capital                                ---               44
                                            -------        --------
  Cash provided by financing activities      10,521          60,790
                                            -------        --------
INVESTING ACTIVITIES

  Purchase of capital assets                 (5,539)         (8,768)
  Incorporaiton costs                           ---            (707)
                                            -------        --------
  Cash used for investing activities         (5,539)         (9,475)
                                            -------        --------
NET INCREASE IN CASH                          2,945             459

CASH--BEGINNING OF YEAR                         456            ---
                                            -------        --------

CASH--END OF YEAR                           $ 3,401        $    459
                                            -------        --------
                                            -------        --------

                    J.J.A.M.P. TREASURY INTERNATIONAL CORP.

                         NOTES TO FINANCIAL STATEMENTS

                                JANUARY 31, 1995

                                 (U.S. DOLLARS)


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    (a) Inventory is stated at the lower of cost (first-in, first-out method) and net realizable value.

    (b) Capital assets are recorded at cost less accumulated depreciation. Depreciation is provided using the declining balance method at the following annual rates:

               Office furniture and equipment - 20%


2.  CAPITAL ASSETS

                                      1995                     1994
                       ----------------------------------   ----------
                                   ACCUMULATED      NET         NET
                          COST    DEPRECIATION  BOOK VALUE  BOOK VALUE
                        --------  ------------  ----------  ----------

    Office furniture
    and equipment        $14,307      3,328       $10,979     $ 8,184


3.  ADVANCES BY SHAREHOLDERS

    The advances by shareholders are non-interest bearing and do not have any fixed terms of repayment.


4.  LOSS CARRY FORWARD

    The company has a taxable loss of $4,261 which can be used to offset future taxable income up to 2001.

                                   PART III



Item 1.     INDEX OF EXHIBITS:



      (a)   Exhibit Index                                               Page



            -------------                                               ----



            2        Share Purchase & Exchange Agreement

                     (JJAMP)                                             37



            3(i)  Certificate of Incorporation                           45



                     Amendment to Certificate of Incorporation           51



            3(ii)    By-Laws                                             53



            4        1995 Stock Option Plan                              62



            10.1  January 3, 1995 - Exclusive Distribution

                     Contract with National Home Products Ltd            68



            10.2  March 2, 1995 - Exclusive Distribution

                     Contract with Manicare Division/ AAI                70



            10.3  March 15, 1995 - Letter Agreement with

                     Bernco Inc. regarding exclusivity with

                     respect to Spot Shot stain remover                  72



            10.4  May 15, 1995 - Exclusive Distribution

                     Contract with Tadiran Electronics



                     Industries Inc.                                     73



            10.5  June 2, 1995 - Exclusive Distribution

                     Contract with Smart Tools Limited                   78



            21       Subsidiaries                                        80

                                  SIGNATURES



In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    TREASURY INTERNATIONAL, INC.

                                    ------------------------------

                                            (REGISTRANT)



Date:  May 9, 1996                 By:
                                         /s/ James Hal
                                       ------------------------------

                                       Name:  James Hal

                                       Title: Chief Executive Officer



                                   - 36 -